Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated November 11, 2010
Relating to Registration Statement on Form S-3
Registration Nos. 333-162541 and 333-170537

Micromet, Inc.
9,900,000 Shares

This free writing prospectus relates only to the securities described in, and should be read together with, the prospectus dated November 2, 2009 (the “Prospectus”) included in Micromet, Inc.’s Registration Statement on Form S-3 (Registration No. 333-162541) relating to these securities. The following information supplements and updates the information contained in the Prospectus.

Issuer:
Micromet, Inc.
Symbol:
MITI
Security type:
Common Stock, $0.00004 par value
Shares offered by the Issuer:
9,900,000
Over allotment-option:
The Underwriter has a 30-day option to purchase up to 1,485,000 additional shares of common stock from Micromet, Inc. to cover over-allotments, if any.
Price per share to the public:
$7.30
Gross proceeds of the offering:
$72,270,000
Dilution:
As of September 30, 2010, Micromet, Inc. had a per share net tangible book value of common stock of $1.37. Based on the public offering price of $7.30 per share, if you purchase shares of common stock in this offering, you will suffer dilution of approximately $5.30 per share in the net tangible book value of the common stock and, as a result of the offering, the per share net tangible book value of common stock to existing stockholders will increase by approximately $0.63.
Trade date:
November 11, 2010
Closing date:
November 16, 2010
CUSIP No:
13738Y107
Underwriter:
Piper Jaffray & Co.

RISK FACTORS

All references in this free writing prospectus and the accompanying prospectus to “Micromet,” “the Company,” “we,” “us,” “our,” the “issuer,” or similar references refer to Micromet, Inc., except where the context otherwise requires or as otherwise indicated. An investment in our common stock involves a high degree of risk. You should carefully consider the risks described under “Risk Factors” in Part II, Item 1A of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, as well as all of the other information contained in this free writing prospectus and the accompanying prospectus, and incorporated by reference into the accompanying prospectus, including our financial statements and related notes, before investing in our common stock. If any of the possible events described in those sections actually occur, our business, business prospects, cash flow, results of operations or financial condition could be harmed. In this case, the trading price of our common stock could decline, and you might lose all or part of your investment in our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations. In addition to the foregoing, risks related to this offering include the following:

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

We have not designated any portion of the net proceeds from this offering to be used for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds from this offering, and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock.

You will experience immediate dilution in the book value per share of the common stock you purchase.

Because the price per share of our common stock being offered is substantially higher than the book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. After giving effect to the sale by us of 9,900,000 shares of common stock in this offering, and based on the public offering price of $7.30 per share in this offering and a pro forma net tangible book value per share of our common stock of $2.00 as of September 30, 2010, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $5.30 per share in the net tangible book value of the common stock. If the underwriter exercises its option, you will experience additional dilution.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a written prospectus and accompanying prospectus supplement related to the offering may be obtained from Piper Jaffray & Co. at 800 Nicollet Mall, Minneapolis, MN 55402, Attention: Equity Capital Markets, or by telephone at (800)747-3924.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.